                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                            Egreetings Network, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    282343102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jon Groetzinger, Jr., Esq.
                         American Greetings Corporation
                                One American Road
                              Cleveland, Ohio 44144
                                  216-252-7300
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of Page 9)

CUSIP NO. 282343102                     13D                  PAGE 2 OF 9 PAGES


     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             American Greetings Corporation

     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*       (a) [ ]
                                                                        (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             OO

     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                [ ]

     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Ohio

                                7      SOLE VOTING  POWER
          NUMBER OF                    31,747,524
           SHARES
        BENEFICIALLY            8      SHARED VOTING  POWER
          OWNED BY                     0
            EACH
          REPORTING             9      SOLE DISPOSITIVE  POWER
         PERSON WITH                   31,747,524

                               10      SHARED DISPOSITIVE  POWER
                                       0

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,747,524 Shares

    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
             EXCLUDES  CERTAIN  SHARES*                                     [ ]

    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
             94.89%

    14       TYPE OF REPORTING PERSON*
             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282343102                  13D                     PAGE 3 OF 9 PAGES


     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             AGC Investments, Inc

     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*       (a) [ ]
                                                                        (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

              OO

     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                [ ]

     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware

                                7      SOLE VOTING  POWER
               NUMBER OF               31,747,524
                SHARES
             BENEFICIALLY       8      SHARED VOTING  POWER
               OWNED BY                0
                 EACH
               REPORTING        9      SOLE DISPOSITIVE  POWER
              PERSON WITH              31,747,524

                               10      SHARED DISPOSITIVE  POWER
                                       0

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,747,524 Shares

    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
                EXCLUDES  CERTAIN  SHARES*                                  [ ]

    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
             94.89%

    14       TYPE OF REPORTING PERSON*
             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282343102                    13D                   PAGE 4 OF 9 PAGES


     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             AmericanGreetings.com, Inc.

     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*        (a)[ ]
                                                                         (b)[ ]
     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

              WC

     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                [ ]

     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware

                                7      SOLE VOTING  POWER
               NUMBER OF               31,747,524
                SHARES
             BENEFICIALLY       8      SHARED VOTING  POWER
               OWNED BY                0
                 EACH
               REPORTING        9      SOLE DISPOSITIVE  POWER
              PERSON WITH              31,747,524

                               10      SHARED DISPOSITIVE  POWER
                                       0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              31,747,524 Shares

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                    [ ]

    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
             94.89%

    14       TYPE OF REPORTING PERSON*
             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282343102                    13D                    PAGE 5 OF 9 PAGES


     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             American Pie Acquisition Corporation
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*        (a)[ ]
                                                                         (b)[ ]
     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

              AF

     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                [ ]

     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware

                                7      SOLE VOTING  POWER
               NUMBER OF               31,747,524
                SHARES
             BENEFICIALLY       8      SHARED VOTING  POWER
               OWNED BY                0
                 EACH
               REPORTING        9      SOLE DISPOSITIVE  POWER
              PERSON WITH              31,747,524

                               10      SHARED DISPOSITIVE  POWER
                                       0

    11       AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH REPORTING PERSON

             31,747,524 Shares

    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
                EXCLUDES  CERTAIN  SHARES*                                  [ ]

    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             94.89%

    14       TYPE OF REPORTING PERSON*

             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 282343102                    13D                    PAGE 6 OF 9 PAGES


     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Gibson Greetings, Inc.

     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*         (a)[ ]
                                                                          (b)[ ]

     3       SEC USE ONLY


     4       SOURCE OF FUNDS*

             OO

     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                [ ]

     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Delaware

                                7      SOLE VOTING  POWER
               NUMBER OF               0
                SHARES
             BENEFICIALLY       8      SHARED VOTING  POWER
               OWNED BY                0
                 EACH
               REPORTING        9      SOLE DISPOSITIVE  POWER
              PERSON WITH              0

                               10      SHARED DISPOSITIVE  POWER
                                       0

    11       AGGREGATE  AMOUNT  BENEFICIALLY OWNED BY  EACH REPORTING PERSON

             0 Shares

    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
                EXCLUDES  CERTAIN SHARES*                                   [ ]

    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             0%

    14       TYPE OF REPORTING PERSON*

             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement amends and supplements the Statement on Schedule 13D, originally filed on April 20, 2000, as amended by Amendment No. 1 thereto, filed on February 7, 2001 (the "Schedule 13D") by American Greetings, AGC Investments, AmericanGreetings.com, American Pie and Gibson Greetings, Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.001 per share ("Shares"), of Egreetings Network, Inc., a Delaware corporation (the "Company"). Unless otherwise defined in this Schedule 13D amendment, all capitalized terms used shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following to the end thereof:

         The total amount of funds required by American Pie to pay the aggregate purchase price to be paid pursuant to the Offer and the Merger is estimated to be approximately $28.4 million. These funds have been provided to American Pie in the form of capital contributions and advances made by AmericanGreetings.com. AmericanGreetings.com has obtained the funds for such capital contributions and advances from cash on hand. In addition, American Greetings has established a $24 million line of credit for AmericanGreetings.com to use in connection with the Offer and the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and (b) is hereby amended to add the following to the end thereof:

         Pursuant to the Offer, which expired at 3:00 p.m., Eastern Time, on Monday, March 19, 2001, American Pie purchased a total of 31,747,524 Shares, representing approximately 94.89% of the outstanding Shares. Gibson Greetings tendered all of the Shares it owned to American Pie in the Offer

         In accordance with the terms of the Merger Agreement, after American Pie purchased the Shares, American Pie merged with and into the Company on March 19, 2001, pursuant to the "short-form" merger procedure permitted under Section 253 of the Delaware General Corporation Law, and the Company became a wholly owned subsidiary of AmericanGreetings.com. In the Merger, each issued and outstanding Share (other than those owned by AmericanGreetings.com, American Pie or any subsidiary of AmericanGreetings.com, any Shares held in the treasury of the Company or Shares with respect to which appraisal rights will have been demanded and perfected in accordance with applicable Delaware law) was converted into and represents only the right to receive $0.85 in cash, without interest.

         The foregoing discussion is qualified in its entirety by reference to the press release issued by AmericanGreetings.com and filed as exhibit (a)(11) to the final amendment to the Tender Offer Statement on Schedule TO on March 20, 2001 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to add the following exhibit:

(9)      Press release issued by AmericanGreetings.com on March 19, 2001

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 20, 2001                 AMERICAN GREETINGS
                                      CORPORATION

                                      By:     /s/ William S. Meyer
                                         ---------------------------------------
                                      Name:    William S. Meyer
                                      Title:   Senior Vice President and Chief
                                               Financial Officer



                                      GIBSON GREETINGS, INC.

                                      By:   /s/ Dale Cable
                                         ---------------------------------------
                                      Name:    Dale Cable
                                      Title:   Treasurer



                                      AGC INVESTMENTS


                                      By:     /s/ Dale Cable
                                           -------------------------------------
                                      Name:    Dale Cable
                                      Title:   Treasurer


                                      AMERICANGREETINGS.COM, INC.

                                      By:     /s/ Maureen Spooner
                                           -------------------------------------
                                      Name:    Maureen Spooner
                                      Title:   Chief Financial Officer



                                      AMERICAN PIE ACQUISITION
                                      CORPORATION

                                      By:   /s/ Maureen Spooner
                                         ---------------------------------------
                                      Name:    Maureen Spooner
                                      Title:   Vice President of Finance and
                                               Administration, Treasurer and
                                               Secretary

                                  EXHIBIT INDEX

No.               Description

(9) Press release issued by AmericanGreetings.com on March 19, 2001 (filed as exhibit (a) (11) to the final amendment to the Tender Offer Statement on Schedule TO as filed by American Greetings, AGC Investments, AmericanGreetings.com and American Pie on March 20, 2001, and incorporated herein by reference).